UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	CUSIP Number: 20343H106
☐ Form 10-D
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

Commission File Number: 0-16461

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

COMMUNITY BANCSHARES, INC.

Full Name of Registrant

Former Name if Applicable

68149 Main Street

Address of Principal Executive Office (Street and Number)

Blountsville, Alabama 35031

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form C-CSR, or portion thereof, will be filed before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 11, 2006, the Company determined that it needed to amend its Annual Report on Form 10-K to correct an overstatement of its deferred tax asset. Since this restatement will affect the consolidated balance sheet and consolidated statement of changes in shareholders’ equity as of March 31, 2006, the Company needs additional time to make the necessary adjustments. The Company has reported the effects of this restatement under Item 4.02, Non-Reliance on Previously Issued Financial Statements and Related Audit Report or Completed Interim Review, on Form 8-K filed also on May 16, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerri C. Kinney, Chief Financial Officer (Name)	(205) (Area Code)	429-6077 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company earned net income of $54,000, or $0.01 per basic and diluted share, for the quarter ended March 31, 2006 compared to $205,000, or $0.02 per basic and diluted share, for the same period in 2005. Net interest income was $4.9 million and $4.2 million for the quarters ended March 31, 2006 and 2005, respectively, as a result of increased interest income greater than increased interest expense. Increased loan volume of $17.2 million and increased interest rates resulted in the increase in interest income. Noninterest income of $1.3 million for the quarter ended March 31, 2006 decreased $0.5 million from $1.8 million for the same period in 2005, due mainly to a one-time settlement of litigation resulting in noninterest income of $0.6 million included in results for 2005. Noninterest income would have remained level otherwise. Noninterest expenses for the quarter ended March 31, 2006 remained comparable to those for the same period in 2005. This was accomplished despite a loss taken on a foreclosed asset that the Company had contracted to sell and did sell in the second quarter of 2006, as well as additional overhead due to the Company’s purchase of a mortgage company during the second quarter of 2005 and the addition of a new branch in Huntsville, Alabama during the third quarter of 2005.

COMMUNITY BANCSHARES, INC.

             ( Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006	/s/ Patrick M. Frawley
Patrick M. Frawley
Chairman, Chief Executive Officer and President